메트로에어 F&F(Friends and Family) 투자 라운드 오늘 저녁 6시까지❤️‍🔥

안녕하세요, 메트로에어에 많은 관심과 애정, 응원을 보내주신 여러분께 감사드리며, 가족/지인 투자 마감이 얼마 남지 않았음을 안내드립니다.

단 1원이라도 가족이나 친구라는 이름으로 투자를 결정한다는 것이 얼마나 어려운 일이고, 얼마나 큰 마음을 먹고 내리신 결정인지 너무나 잘 압니다. 대표님과 팀이 35년간 연구 끝에 내놓은 결과물인 창업 아이템에 대한 믿음으로 투자해주신 것이겠지요.

믿어주신 만큼, 응원해주신 에너지를 받아 힘을 내어 본 투자 라운드를 열심히 이뤄내보겠습니다!

오늘 저녁 6시까지 투자의향서를 받을 예정입니다. 메트로에어의 첫 투자자가 되어주시는 분들 모두 정말 감사드립니다!

📝투자의향서 작성하기:
https://forms.gle/Fh9KcurMeCjTEbcj8